UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 4)*

HUMANIGEN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

444863 10 4

(CUSIP Number)

Nomis Bay LTD

Wessex House, 3rd Floor, 45 Reid Street

Hamilton, Bermuda, HM 12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09-30-2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444863 10 4

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power 5,342,887
	8	shared voting power 0
	9	sole dispositive power 5,342,887
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 5,342,887
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 9.99% (1)
14	type of reporting person* OO

* SEE INSTRUCTIONS

(1) Based upon 53,482,346 shares of Common Stock outstanding as of March 5, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission on March 10, 2021.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D of Nomis Bay LTD (the “Reporting Person”) filed on July 13, 2016 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”); Amendment No. 1 to the Original Schedule 13D filed on February 1, 2018 (“Amendment No. 1”) with the SEC; Amendment No. 2 to the Original Schedule 13D filed on February 1, 2018 (“Amendment No.2”) with the SEC; Amendment No. 3 to the Original Schedule 13D filed on July 21, 2020, and as amended hereby, the “Schedule 13D”. This filing of Amendment No. 4 relates to the Reporting Person’s beneficial ownership of the Shares (herein defined) of the Issuer (herein defined). Except as expressly amended or supplemented in this Amendment No. 4, all other information is the Schedule 13D is as set forth therein. Only the Items amended are set forth herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

This Amendment No. 4 reflects various sales of the Shares (as more particularly described below) by the Reporting Person, and the corresponding change in beneficial ownership of Shares by the Reporting Person.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Humanigen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 533 Airport Boulevard, Suite 400, Burlingame CA 94010.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover page to this Amendment No. 4 for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Amendment No. 4 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	From January 11, 2021 through March 11, 2021, the Reporting Persons disposed of 960,645 shares of Common Stock in a series of transactions. Details by date are provided below.

Number of shares of Common Stock	Date	Price Per Share Consideration[1]	Type of Transaction
71,892	01/22/2021	20.076	Open Market Sale
23,140	01/25/2021	19.232	Open Market Sale
70,000[2]	01/25/2021	18.780	Other[2]
722	02/02/2021	20.029	Open Market Sale
25,000	02/03/2021	19.233	Open Market Sale
47,862	02/04/2021	21.877	Open Market Sale
17,732	02/08/2021	20.699	Open Market Sale
25,666	02/09/2021	22.323	Open Market Sale
10,875	02/10/2021	21.389	Open Market Sale
550	02/11/2021	21.009	Open Market Sale
16,423	02/13/2021	19.681	Open Market Sale
77,314	02/22/2021	23.213	Open Market Sale
25,906	02/24/2021	19.545	Open Market Sale
2,402	02/25/2021	19.164	Open Market Sale
30,003	02/26/2021	19.179	Open Market Sale
14,100	03/01/2021	18.649	Open Market Sale
83,568	03/09/2021	17.238	Open Market Sale
32,469	03/10/2021	16.464	Open Market Sale
119,201	03/11/2021	16.021	Open Market Sale
37,912[2]	03/11/2021	15.490	Other[2]
80,564	03/15/2021	16.893	Open Market Sale
43,963	03/16/2021	17.903	Open Market Sale
64,497	03/17/2021	17.925	Open Market Sale
23,123	03/18/2021	17.751	Open Market Sale
11,295	03/19/2021	15.876	Open Market Sale
69,445	03/22/2021	16.193	Open Market Sale

[1]	A total of approximately $59,905.08 in commissions was also paid in connection with these sales.
[2]	The reporting person disposed of the common stock in a private transaction in exchange for services rendered having an estimated market value of $1,314,600.

[3]	The reporting person disposed of the common stock in a private transaction in exchange for services rendered having an estimated market value of $586,757.

(d)	The Reporting Person and its stockholders have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein in accordance with their respective ownership interests in the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Title	Strike Price	Transaction Date	Quantity	Expiration Date	Price
Call Option (Obligation to sell)	$15	12/07/2020	70	12/18/2020	$0.10
Call Option (Obligation to sell)	$15	12/10/2020	100	12/18/2020	$0.10
Call Option (Obligation to sell)	$15	12/15/2020	157	12/18/2020	$0.40
Call Option (Obligation to sell)	$15	12/17/2020	46	12/18/2020	$0.15
Call Option (Obligation to sell)	$20	03/15/2021	190	03/19/2021	$1.16
Call Option (Obligation to sell)	$22.5	03/15/2021	74	03/19/2021	$0.8
Call Option (Obligation to sell)	$20	03/16/2021	30	03/19/2021	$0.7
Call Option (Obligation to sell)	$20	03/17/2021	25	03/19/2021	$0.4
Call Option (Obligation to sell)	$22.5	03/18/2021	20	03/19/2021	$0.1
Call Option (Obligation to sell)	$17.5	03/19/2021	100	03/19/2021	$0.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2021

Nomis Bay LTD

By:	/s/ Peter Poole
Name:	Peter Poole
Title:	Director